<SEQUENCE>1
<FILENAME>y122004scbacmclp13dza.txt

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                        ALLIANCE CAPITAL MANAGEMENT L.P.
                                (Name of Issuer)
                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                Alvin H. Fenichel
                      Senior Vice President and Controller
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:
                        George Stansfield, General Counsel
                            AXA, 25, avenue Matignon
                               75008 Paris, France
                               011-331-40-75-72-75

                                December 21, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 2 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA
     98-0342809
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Items 4 and 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 3 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     FINAXA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 4 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 5 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 6 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Courtage Assurance Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 7 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Claude Bebear, As AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 8 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Henri de Castries, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page  9 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Francoise Colloc'h, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 10 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Financial, Inc.
     13-3623351
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF; WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  153,180,009 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 153,180,009 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,180,009 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 11 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Financial Services, LLC
     52-2197822
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  114,866,663 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 114,866,663 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     114,866,663 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 12 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Equitable Life Insurance Company
     13-5570651
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  114,866,663 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 114,866,663 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     114,866,663 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 13 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Equitable Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  40,880,637 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 40,880,637 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     40,880,637 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.1% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 14 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ACMC, Inc.
     13-2677213
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  66,220,822 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 66,220,822 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,220,822 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.1% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 15 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ECMC, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  40,880,637 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 40,880,637 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     40,880,637 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.1% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 16 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Holdings, LLC
     13-3976138
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  5,614,192 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 5,614,192 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,614,192 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, 00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 17 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company
     13-1632487
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  5,614,192 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 5,614,192 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,614,192 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 18 of 34 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company of America
     86-0222062
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,225,000 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,225,000 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,225,000 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                                            Page 19 of 34 Pages

         This Amendment No. 3 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, and Amendment No. 2 to the Schedule 13D filed on March 9, 2004 by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA Courtage Assurance Mutuelle, three mutual insurance companies organized under the laws of France (the "Mutuelles AXA"), (iv) the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the "Original Voting Trust Agreement")), (v) AXA Financial, Inc., a Delaware corporation ("AXF"), (vi) AXA Financial Services, LLC (formerly known as AXA Client Solutions, LLC), a Delaware limited liability company whose sole member is AXF ("AXFS"), (vii)
AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company ("AXA Equitable"), (viii) Equitable Holdings, LLC ("EHLLC"), a New York limited liability company whose sole member is Equitable, (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and (x) ECMC, LLC ("ECMC"), a Delaware limited liability company whose sole member is Equitable Holdings, LLC, which Schedule 13D relates to the units of limited partnership interest ("Aliance Capital Units") of Alliance Capital Management L.P., a Delaware limited partnership ("Alliance Capital").

         ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         This statement is being filed by (i) AXA, (ii) Finaxa, (iii) the Mutuelles AXA, (iv) Claude Bebear (Chairman of the Supervisory Board of AXA), Henri de Castries (Chairman of the Management Board of AXA) and Francoise Colloc'h (formerly a member of the Management Board of AXA), as Trustees
(the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to the Original Voting Trust Agreement and currently governed by an Amended and Restated Voting Trust Agreement dated as of May 12, 2002, by and among AXA and the Trustees (the "Amended Voting Trust Agreement" and, together with the Original Voting Trust Agreement, the "Voting Trust Agreement"), (v) AXF, (vi) AXFS, (vii) AXA Equitable, (viii) EHLLC, (ix) ACMC, (x) ECMC, (xi) MONY Holdings, LLC, a Delaware limited liability company whose sole member is AXF ("MONY Holdings"), (xii) MONY Life Insurance Company, a New York stock life insurance company ("MONY Life") and (xiii) MONY Life Insurance Company of America, an Arizona stock life insurance company ("MLOA"). AXA, Finaxa, the Mutuelles AXA, the Trustees, AXF, AXFS, AXA Equitable, EHLLC, ACMC,
ECMC, MONY Holdings, MONY Life and MLOA are hereinafter collectively referred to as the "Reporting Persons."

        AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. As of October 31, 2004, 17.79% of the issued ordinary shares (representing 28.22% of the voting power) of AXA were directly or indirectly owned by Finaxa. As of October 31, 2004, the Mutuelles AXA, in addition to their indirect beneficial ownership of AXA's ordinary shares through Finaxa, directly beneficially owned 2.75% of AXA's ordinary shares (representing 4.44% of the voting power). In addition, as of October 31, 2004, 1.15% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

                                                             Page 20 of 34 Pages

         Finaxa. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. As of October 31 2004, 71.68% of the voting shares (representing 80.52% of the voting power) of Finaxa were owned by the Mutuelles AXA, and 20.90% of the voting shares (representing 13.04% of the voting power) of Finaxa were owned by BNP Paribas, a French bank.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle). Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows:
26, rue Drouot, 75009 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

         Information with respect to all of the Trustees except Ms. Colloc'h is set forth on Exhibit 1 hereto since those Trustees are members of the Supervisory or Management Board of AXA. The address of Ms. Colloc'h, who is a French citizen and retired from the Management Board of AXA, is 25, avenue Matignon, 75008 Paris, France.

         AXF and Subsidiaries. AXF is a holding company. As of December 21, 2004, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable, MONY Life and MLOA, each an indirect wholly-owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns AXA Equitable, which in turn wholly owns ACMC. EHLLC, whose sole member is AXA Equitable, is the sole member of ECMC. MONY Holdings, whose sole member is AXF, wholly owns MONY Life, which in turn wholly owns MLOA. ECMC, ACMC, EHLLC, MONY Holdings, AXFS and AXF are holding companies. The address of the principal business and principal office of AXF, AXFS, AXA Equitable, EHLLC, ACMC, ECMC, MONY Holdings, MONY Life, and MLOA is
1290 Avenue of the Americas, New York, New York 10104.

                                                            Page 21 of 34 Pages


         Except for Ms. Colloc'h, whose information is provided above in this
Item 2, the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 9 and 17 through 19 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 9 and 17 through 19 hereto nor Ms. Colloc'h has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         The source of funds for the purchase on December 21, 2004 of 8,160,000 Alliance Capital Units reported by the Reporting Persons was working capital of AXF and AXA Equitable and a floating rate note issued by AXA. See response to
Item 4 for a summary of the December 21, 2004 transaction pursuant to which 8,160,000 Alliance Capital Units were purchased by AXF and AXA Equitable.

         ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         On December 7, 2004, SCB delivered a notice to AXF stating that it was exercising its right to sell 8,160,000 Alliance Capital Units under the Purchase Agreement (the "12/07 Exercise Notice"). On December 16, 2004, as contemplated by the Purchase Agreement, AXF delivered a notice to SCB specifying December 21, 2004 as the settlement date and designating AXF and AXA Equitable to be the purchasers (the "12/16 Settlement Notice"). The closing of the purchase took place on December 21, 2004. At the closing, AXF and AXA Equitable purchased from SCB Partners Inc., a wholly owned subsidiary of SCB, 8,160,000 Alliance Capital Units in the aggregate at $40.077 per unit, resulting in an aggregate purchase price of $327,028,319. As provided in the Purchase Agreement, the purchase price per Alliance Capital Unit was the average of the closing prices of a unit ("Unit") representing assignments of beneficial ownership of limited partnership interests of Alliance Capital Management Holding L.P. ("Alliance"), as quoted on the New York Stock Exchange composite tape for the ten trading days ending on December 14, 2004, the fifth trading day following the December 7, 2004 exercise date. AXF contributed 4,389,192 Alliance Capital Units to MONY Life and 1,225,000 Alliance Capital Units to MLOA on December 21, 2004.

                                                            Page 22 of 34 Pages


         Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

        (a) & (b) At the close of business on December 21, 2004: AXF did not beneficially own directly any Units and beneficially owned directly
32,699,154 Alliance Capital Units representing approximately 12.9% of the Alliance Capital Units outstanding; AXA Equitable did not beneficially own directly any Units and beneficially owned directly 7,765,204 Alliance Capital Units representing approximately 3.1% of the Alliance Capital Units outstanding; ACMC beneficially owned directly 722,178 Units representing approximately 0.9% of the Units outstanding and 66,220,822 Alliance Capital Units representing approximately 26.1% of the Alliance Capital Units outstanding; ECMC beneficially owned directly 722,178 Units representing approximately 0.9% of the Units outstanding and 40,880,637 Alliance Capital Units representing approximately 16.1% of the Alliance Capital Units outstanding; MONY Life did not beneficially own directly any Units and beneficially owned directly 4,389,192 Alliance Capital Units representing approximately 1.7% of the Alliance Capital Units outstanding; and MLOA did not beneficially own directly any Units and beneficially owned directly 1,225,000 Alliance Capital Units representing approximately 0.5% of the Alliance Capital Units outstanding. AXF, AXA Equitable, ACMC, ECMC, MONY Life and MLOA have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units and Alliance Capital Units. By reason of its ownership interest in ECMC, EHLLC may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 722,178 Units owned by ECMC, representing approximately 0.9% of the Units outstanding, and the 40,880,637 Alliance Capital Units owned by ECMC representing approximately 16.1% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC and ECMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, which together represent approximately

                                                            Page 23 of 34 Pages

1.8% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC and the 40,880,637 Alliance Capital Units owned by ECMC, which, together with the 7,765,204 Alliance Capital Units owned directly by AXA Equitable, represent 45.2% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC and AXA Equitable, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, together representing approximately 1.8% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC, the 40,880,637 Alliance Capital Units owned by ECMC, and the 7,765,204 Alliance Capital Units owned directly by AXA Equitable, which represent approximately 45.2% of the Alliance Capital Units outstanding. By reason of its ownership interest in MLOA, MONY Life may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,225,000 Alliance Capital Units owned by MLOA, which, together with the 4,389,192 Alliance Capital Units owned directly by MONY Life, represent approximately 2.2% of the Alliance Capital Units outstanding. By reason of its ownership interest in MLOA and MONY Life, MONY Holdings may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,225,000 Alliance Capital Units owned by MLOA and the 4,389,192 Alliance Capital Units owned directly by MONY Life, which represent approximately 2.2% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, AXA Equitable, MLOA and MONY Life, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, together representing approximately 1.8% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC, the 40,880,637 Alliance Capital Units owned by ECMC, the 7,765,204 Alliance Capital Units owned directly by AXA Equitable, the 1,225,000 Alliance Capital Units owned by MLOA, and the 4,389,192 Alliance Capital Units owned directly by MONY Life, which,together with the 32,699,154 Alliance Capital Units owned directly by AXF, represent approximately 60.3% of the Alliance Capital Units outstanding. (This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

         AXA, by virtue of its indirect ownership of 100% of the outstanding shares of common stock of AXF, may be deemed to beneficially own all of the Units and Alliance Capital Units owned indirectly by AXF. By reason of the Voting Trust Agreement, the Trustees may also be deemed to be beneficial owners of such Units and Alliance Capital Units. In addition, the Mutuelles AXA, as a group, and Finaxa may be deemed to be beneficial owners of such Units and Alliance Capital Units. Each of AXA, Finaxa, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or Alliance Capital Units.

         AXA, by reason of its relationship with AXF, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and Alliance Capital Units beneficially owned by AXF. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA, the Mutuelles AXA, as a group, and Finaxa may be deemed, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and Alliance Capital Units beneficially owned by AXF.

         To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 9 and 17 through 19 hereto beneficially own

                                                            Page 24 of 34 Pages

the following number of outstanding Units and Alliance Capital Units and options or other rights to acquire Units presently or within 60 days:

Bruce W. Calvert              1,777,545 Units (includes 740,000 Units which
                              Mr. Calvert may acquire within 60 days under Alliance Capital Option Plans);
                              500,000 Alliance Capital Units

Henri de Castries             2,000 Units

Christopher M. Condron        10,000 Units

Denis Duverne                 2,000 Units

W. Edwin Jarmain              14,000 Units (includes 12,000 Units which Mr.
                              Jarmain may acquire within 60 days under Alliance
                              Capital Option Plans)

Peter J. Tobin                12,000 Units (represents 12,000 Units which Mr.
                              Tobin may acquire within 60 days under Alliance
                              Capital Option Plans)

Stanley B. Tulin              4,000 Units

         Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or Alliance Capital Units or options or other rights to acquire Units or Alliance Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 9 and 17 through 19 hereto nor Ms. Colloc'h beneficially owns any Units or options and other rights to acquire Units within 60 days.

         (c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or Alliance Capital Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 9 and 17 through 19 hereto or Ms. Colloc'h, except: (i) On November 2, 2004, Bruce W. Calvert exercised his option to purchase 50,000 Units at $8.875 per Unit and sold the underlying Units at $38.08 per Unit; (ii) On November 16, 2004,
Mr. Calvert exercised his option to purchase 50,000 Units at $9.6875 per Unit and sold 18,100 of the underlying Units at $39.1131 per Unit; on November 17, 2004, Mr. Calvert sold the remaining 31,900 Units at $39.3618 per Unit; (iii) On November 26, 2004, Mr. Calvert exercised his option to purchase 50,000 Units at $9.6875 per Unit and sold 13,000 of the underlying Units at $39.3442 per Unit; on November 29, 2004, Mr. Calvert sold the remaining 37,000 Units at $39.3865 per Unit; (iv) On December 13, 2004, Mr. Calvert sold 41,000 Units at $40.6135 per Unit; (v) On December 14, 2004, Mr. Calvert sold 16,957 Units at $40.9445 per Unit and (vi) On December 15, 2004, Mr. Calvert donated
47,783 Units.

                                                            Page 25 of 34 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See response to Item 4 for a summary of the 12/07 Exercise Notice and the 12/16 Settlement Notice.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER           MATERIAL TO BE FILED AS EXHIBITS
---------         --------------------------------

Exhibit 1         Information with respect to Members of the Management Board,
                  Supervisory Board and Executive Officers of AXA (incorporated by reference to Exhibit 1 filed with Amendment No. 11 to the
                  Statement on Schedule 13D filed with the Securities and
                  Exchange Commission on December 22, 2004 by the Reporting Persons
                  with respect to the Units Representing Assignments of
                  Beneficial Ownership of Limited Partnership Interests of
                  Alliance ("Amendment No. 11 to the Alliance Schedule 13D"))

Exhibit 2         Information with respect to Executive Officers of Finaxa and
                  Members of Finaxa's Conseil d'Administration (incorporated by reference to Exhibit 2 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 3         Information with respect to Executive Officers of AXA
                  Assurances I.A.R.D. Mutuelle and Members of AXA Assurances
                  I.A.R.D. Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 3 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 4         Information with respect to Executive Officers of AXA
                  Assurances Vie Mutuelle and Members of AXA Assurances Vie
                  Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 4 filed with Amendment No. 11 to the Alliance
                  Schedule 13D)

                                                            Page 26 of 34 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
---------   --------------------------------

Exhibit 5 Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 5 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 6 Intentionally omitted since AXA Conseil Vie Assurance Mutuelle has merged into AXA Assurances Vie Mutuelle

Exhibit 7 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Financial Services, LLC) (incorporated by reference to Exhibit 7 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 8 Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company (which is the sole member of Equitable Holdings, LLC, which is the sole member of ECMC, LLC) (incorporated by reference to Exhibit 8 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 9 Information with respect to the Executive Officers and Directors of ACMC, Inc. (incorporated by reference to Exhibit 11 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 10 Amended and Restated Voting Trust Agreement, dated as of May 12, 2002 (incorporated by reference to Exhibit 15 filed with Amendment No. 9 to the Alliance Schedule 13D filed on November 27, 2002)

Exhibit 11 Purchase Agreement, dated as of June 20, 2000, between AXF, Alliance Capital and SCB (incorporated by reference to Exhibit 22 filed with Amendment No. 8 to the Alliance Schedule 13D filed on June 23, 2000)

                                                            Page 27 of 34 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
----------  --------------------------------

Exhibit 12  Powers of Attorney for the Voting Trustees, dated July 5, 2002
            (with respect to Claude Bebear and Henri de Castries) and July 10, 2002 (with respect to Francoise Colloc'h) (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to the Alliance Schedule 13D filed on November 27, 2002)

Exhibit 13 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 10 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 14 Powers of Attorney with respect to AXA, Finaxa and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 15  Exercise Notice, dated December 7, 2004, pursuant to Section
            2.4.1 of the Purchase Agreement (incorporated by reference to Exhibit 18 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 16  Settlement Notice, dated December 16, 2004, pursuant to Sections
            2.1 and 2.4.2 of the Purchase Agreement (incorporated by reference to Exhibit 19 filed with Amendment No. 11 to the Alliance
            Schedule 13D)

Exhibit 17 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company (incorporated by reference to
            Exhibit 20 filed with Amendment No. 11 to the Alliance Schedule 13D)

Exhibit 18 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America (incorporated by reference to Exhibit 21 filed with Amendment No. 11 to the Alliance Schedule
            13D)

Exhibit 19 Information with respect to the Executive Officers of MONY Holdings, LLC (incorporated by reference to Exhibit 22 filed with Amendment No. 11 to the Alliance Schedule 13D)

                                                            Page 28 of 34 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  December 22, 2004

                                AXA

                                FINAXA

                                AXA ASSURANCES I.A.R.D. MUTUELLE

                                AXA ASSURANCES VIE MUTUELLE

                                AXA COURTAGE ASSURANCE MUTUELLE

                                CLAUDE BEBEAR, HENRI DE CASTRIES AND
                                FRANCOISE COLLOC'H,
                                AS AXA VOTING TRUSTEES UNDER
                                THE VOTING TRUST AGREEMENT

                                By:      /s/ Alvin H. Fenichel
                                         -----------------------------------
                                         Name:    Alvin H. Fenichel
                                         Title:   Attorney-in-Fact

                                                            Page 29 of 34 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  December 22, 2004

                           AXA FINANCIAL, INC.

                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Controller

                                                            Page 30 of 34 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  December 22, 2004

                          AXA FINANCIAL SERVICES, LLC

                          By:      /s/ Alvin H. Fenichel
                                   ------------------------------------------
                                   Name:  Alvin H. Fenichel
                                   Title: Senior Vice President and Controller

                                                            Page 31 of 34 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  December 22, 2004

                           AXA EQUITABLE LIFE INSURANCE COMPANY


                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Controller

                                                            Page 32 of 34 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  December 22, 2004

                           EQUITABLE HOLDINGS, LLC

                           By:  /s/ Alvin H. Fenichel
                                --------------------------------------------
                                Name:    Alvin H. Fenichel
                                Title:   Authorized Signatory

                                                            Page 33 of 34 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  December 22, 2004

                           ACMC, INC.

                           By:  /s/ Kevin R. Byrne
                                --------------------------------------------
                                Name:    Kevin R. Byrne
                                Title:   Senior Vice President and
                                         Chief Financial Officer

                                                            Page 34 of 34 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  December 22, 2004

                           ECMC, LLC

                           By:  /s/ Alvin H. Fenichel
                                --------------------------------------------
                                Name:    Alvin H. Fenichel
                                Title:   Authorized Signatory

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 22, 2004

                               MONY LIFE INSURANCE COMPANY


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Controller

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 22, 2004

                               MONY LIFE INSURANCE COMPANY OF AMERICA


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Controller

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 22, 2004

                               MONY HOLDINGS, LLC


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Controller